Exhibit 99.4

Intercure Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As Of September 30, 2021

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

Section 4.3(3)(a) of National Instrument 51-102, Continuous Disclosure Obligations, provides that if an auditor has not performed a review of the consolidated interim financial statements, the interim consolidated financial statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s external auditors, KPMG Somekh Chaikin, have not performed a review of these consolidated interim financial statements of Intercure Ltd. (the Company).

2

Intercure Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As Of September 30, 2021

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	4-5

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	6

Interim Condensed Consolidated Statements of Changes in Equity	7-9

Interim Condensed Consolidated Statements of Cash Flows	10-11

Notes to Interim Condensed Consolidated Financial Statements	12-20

3

Intercure Ltd.

Interim Condensed Consolidated Statements of Financial Position

		September 30	September 30	December 31
		2021	2020	2020
	Note	NIS in thousands

Current assets
Cash and cash equivalents		208,979	47,800	37,888
Restricted cash		150	40	40
Trade receivables		25,310	13,164	12,466
Other receivables		25,208	3,124	3,680
Inventory	6	47,653	10,938	19,049
Biological assets	7	4,058	4,997	3,153
Financial assets measured at fair value through profit or loss	8	515	242	376

		311,873	80,305	76,652

Non-current assets
Property, plant and equipment and right-of-use asset		82,497	49,818	53,470
Goodwill		254,728	190,103	190,103
Deferred tax assets		2,888	-	2,904
Financial assets measured at fair value through profit or loss	8	3,617	626	3,141

		343,730	240,547	249,618

Total assets		655,603	320,852	326,270

4

Intercure Ltd.

Interim Condensed Consolidated Statements of Financial Position

	September 30	September 30	December 31
	2021	2020	2020
	NIS in thousands

Current liabilities
Loans and borrowings	53,777	878	1,254
Trade payables	53,201	15,322	18,622
Other payables	56,189	5,229	8,705
Short term loan from non-controlling interest	1,220	13,738	1,296

	164,387	35,167	29,877

Non-current liabilities
Liabilities to banks and other long-term liabilities	12,376	18	388
Liabilities in respect of employee benefits	156	154	155
Loan from related party	123	290	241
Financial liability measured at fair value through profit or loss	16,467	-	-
Lease liability	11,976	3,721	3,500

	41,098	4,183	4,284

Equity
Share capital, premium and other reserves	601,897	450,584	452,259
Capital reserve for transactions with controlling shareholder	2,388	2,388	2,388
Receipts on account of options	9,054	11,017	11,017
Accumulatedlosses	(183,397)	(200,380)	(191,158)

Equity attributable to owners of the Company	429,942	263,609	274,506

Non-controlling interests	20,175	17,893	17,603

Total equity	450,117	281,502	292,109

Total equity and liabilities	655,603	320,852	326,270

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

Intercure Ltd.

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31
		2021	2020	2021	2020	2020
	Note	NIS in thousands

Revenue		139,976	37,941	61,695	22,497	65,035
Cost of revenue before fair value adjustments		(80,600)	(20,856)	(37,013)	(11,742)	(34,649)

Gross income before impact of changes in fair value		59,376	17,085	24,682	10,755	30,386

Unrealized changes to fair value adjustments of biological assets		3,761	2,417	1,316	723	3,202
Profit from fair value changes realized in the current year		(6,372)	(1,143)	(3,942)	(223)	(1,613)

Gross Profit		56,765	18,359	22,056	11,255	31,975

Research and development expenses		(1,015)	(1,234)	(298)	(448)	(1,576)
General and administrative expenses		(20,879)	(14,126)	(9,288)	(4,892)	(18,601)
Selling and marketing expenses		(14,668)	(5,376)	(6,245)	(2,492)	(8,440)
Other income (expenses), net		(1,401)	(3,632)	(1,692)	(505)	(4,563)
Changes in the fair value of financial assets through profit or loss, net,		333	(39,845)	8	(541)	(37,195)

Operating Profit (loss)		19,135	(45,854)	4,541	2,377	(38,400)

Financing income (expenses), net		(2,956)	(137)	(2,464)	(181)	92

Profit (Loss) before taxes on income		16,179	(45,991)	2,077	2,196	(38,308)

Taxes		(5,846)	(277)	(1,537)	(277)	2,268
Total comprehensive Profit (loss)		10,333	(46,268)	540	1,919	(36,040)

Attribution of net loss for the quarterly:
To the Company’s shareholders		7,761	(46,453)	(1,644)	1,734	(37,231)
To non-controlling interests		2,572	185	2,184	185	1,191
Total		10,333	(46,268)	540	1,919	(36,040)

Loss per share
Basic Profit (loss)*		0.18	(0.42)	(0.04)	0.02	(0.32)
Diluted Profit (loss)*		0.16	(0.42)	(0.03)	0.01	(0.32)

* On April 8, 2021, the Company effectuated a capital consolidation. See note 3D.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of options	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

Profit for the period		-		7,761	7,761	2,572	10,333
Exercise of share options	8,359		(1,963)	-	6,396	-	6,396
Share-based payment	5,282	-	-	-	5,282	-	5,282
Issuance of shares, net	135,997	-	-	-	135,997	-	135,997

As of September 30, 2021	601,897	2,388	9,054	(183,397)	429,942	20,175	450,117

As of January 1, 2020	406,297	2,388	1,214	(153,927)	255,972	229	256,201
Allocation of shares for the acquisition of Cannolam	6,904				6,904	16,951	23,855
Profit (loss) for the period	-	-	-	(46,453)	(46,453)	185	(46,268)
Exercise of share options	833	-	-	-	833	-	833
Issuance of shares, net	28,217		9,803		38,020		38,020
Share-based payment	8,333	-	-	-	8,333	528	8,861

As of September 30, 2020	450,584	2,388	11,017	(200,380)	263,609	17,893	281,502

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of options	Accumelated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of July 1, 2021	595,625	2,388	10,268	(181,753)	426,528	17,991	444,519

Profit (loss) for the period				(1,644)	(1,644)	2,184	540
Exercise of share options	4,808		(1,214)		3,594		3,594
Share-based payment	1,464				1,464		1,464
Issuance of shares, net

As of September 30, 2021	601,897	2,388	9,054	(183,397)	429,942	20,175	450,117

As of July 1, 2020	413,139	2,388	1,214	(202,114)	214,627	757	215,384
Allocation of shares for the acquisition of Cannolam	6,904				6,904	16,951	23,855
Profit for the period				1,734	1,734	185	1,919
Issuance of shares, net	28,217		9,803		38,020		38,020
Share-based payment	2,324				2,324		2,324

As of September 30, 2020	450,584	2,388	11,017	(200,380)	263,609	17,893	281,502

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

8

Intercure Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of options	Accumelated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2020	406,297	2,388	1,214	(153,927)	255,972	229	256,201

Profit (loss) for the year	-	-	-	(37,231)	(37,231)	1,191	(36,040)
Exercise of share options	833	-	-	-	833		833
Allocation of shares for the acquisition of Cannolam	6,904	-	-	-	6,904	15,655	22,559
Issuance of shares, net	28,217	-	9,803	-	38,020		38,020
Share-based payment	10,008	-	-	-	10,008	528	10,536

As of December 31, 2020	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31
	2021	2020	2021	2020	2020
	NIS in thousands
Cash flows from operating activities

Profit (Loss) for the period	10,333	(46,268)	540	1,919	(36,040)
Interest paid	(2,894)	(24)	(2,199)	(16)	(93)
Taxes on income paid	(1,853)	-	(815)		-
Adjustments required to present cash flows from operating activities (A)	13,720	44,713	12,071	4,422	43,936

Net cash provided by (used in) operating activities	19,306	(1,579)	9,597	6,325	7,803

Cash flows from investing activities

Purchase of property, plant and equipment	(6,555)	(16,118)	(2,056)	(4,653)	(20,841)
Issuance of loan	(4,972)		(2,842)		(1,643)
Acquisition of Activity	(6,292)		(1,326)
Acquisition of Subsidiary	(21,996)	387	(14,690)	387	387
Investment in assets measured at fair value through profit or loss	(281)	(626)	(281)	(626)	(626)
Restricted cash due to share issuance		(10,500)
Release Restricted cash due to share issuance		10,500		10,500
Decrease in deposit	11		11
Increase in deposit	(11)	(40)			(40)

Net cash used in investing activities	(40,096)	(16,397)	(21,184)	5,608	(22,763)

Cash flows from financing activities

Proceeds from issuance of shares as part of private issuance, net	-	38,020	-	27,520	38,020
Exercise of share options	6,396	833	3,594		833
Lease payments	(582)	(407)	(242)	(168)	(576)
Receipt (repayment) of loans from banks	(100)	(54)	(19)	(18)	665
Repayment of loan to controlling shareholder	(4,534)	(120)	(3,923)	(52)	-
Repayment of loan to related party		-		-	(13,653)
Issuance loans from banks	63,200		22,000		-
Issuance of shares, net	128,221				-
Net cash provided by financing activities	192,601	38,272	21,410	27,282	25,289

Increase in cash and cash equivalents	171,811	20,296	9,823	39,215	10,329
Exchange differences in respect of balances of cash and cash equivalents	(720)	166	(1,113)	(18)	221
Balance of cash and cash equivalents at beginning of year	37,888	27,338	200,269	8,603	27,338

Balance of cash and cash equivalents at end of year	208,979	47,800	208,979	47,800	37,888

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

10

Intercure Ltd.

Interim Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31
	2021	2020	2021	2020	2020
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of comprehensive income:

Depreciation	4,185	2,182	1,684	1,379	3,253
share-based payment	5,282	8,333	1,464	2,324	10,008
Changes in the fair value of financial assets through profit or loss, net	(333)	39,845	(8)	541	37,195
Finance expenses (income), net	2,956	137	2,464	181	(92)
Change in liabilities in respect of employee benefits, net		(40)		(28)	(39)
Expenses (Income) tax	5,846	277	1,537	277	(2,268)
	17,936	50,734	7,141	4,674	48,057
Changes in assets and liabilities items:

Decrease (increase) in trade receivables	459	(10,303)	(2,614)	(257)	(9,608)
Decrease (increase) in other receivables	(6,606)	4,351	(5,155)	597	5,139
Decrease (increase) in inventory	(6,620)	(6,056)	(1,277)	393	(14,167)
Increase in biological assets	(904)	(3,852)	(824)	(4,662)	(2,008)
Increase (decrease) in trade payables	(7,730)	8,966	3,762	3,354	12,269
Increase (decrease) in other payables	17,185	873	11,038	323	4,254

	(4,216)	(6,021)	4,930	(252)	(4,121)

	13,720	44,713	12,071	4,422	43,936

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Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 1 -	General

	A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector through its holding of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd, The Company also has additional holdings in the biomed sector.

Investments in the biomed sector:
The Company invested in two companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”) and NovellusDX Ltd. (hereinafter: “Novellus”).

	B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Companies which are not under the Company’s control, and which are presented according to the equity method.

Note 2 -	Significant Accounting Policies

Preparation basis of the financial statements

The Group’s condensed consolidated financial statements (hereinafter: the “Interim Financial Statements”) were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter: “IAS 34”).

These financial statements have been prepared in a condensed format as of September 30, 2021, and for the nine months then ended (“interim condensed consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

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Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 3 -	Significant Transactions and Events During the Reporting Period

	A.	On January 3, 2021, the Company engaged in a merger agreement (hereinafter: the “Prior Agreement”) with Subversive Real Estate Acquisition REIT LP (“Subversive”), a third party unrelated to the Company and/or to its controlling shareholders, which is listed on the Canadian stock exchange NEO (NEO:SVX.U).

On February 9, 2021, the parties engaged in an amended and definitive agreement with Subversive Real Estate Acquisition REIT LP (formerly Subversive Real Estate Acquisition REIT LP) (“SVX”) a special purpose acquisition company (SPAC), pursuant to which the Company, through a wholly-owned subsidiary, will acquire all of the outstanding limited partnership units of SVX in exchange for the issuance of the company ordinary shares by way of a plan of arrangement (the “SPAC Transaction”).

Concurrently with the SPAC Transction, Subversive conducted a non-brokered private placement of 5.0 million Limited Partnership Units for an aggregate amount of $50 million (approximately NIS162 million) At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive unit holders, including those that participated in the concurrent private placement. Out of the total 15,650,280 ordinary shares issued, 5,243,616 of our ordinary shares were allocated as part of the SPAC Transaction to subversive’s sponsors and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq. By October 13, 2021 that condition was not met and 5,243,616 ordinary shares are up for forfeiture. Since the subversive’s sponsors shares were an integral part of the transaction with the SPAC and constituted a conditional issue for the amount of funds raised in the transaction and its success, the shares issue is presented together with all of SPAC units holders and PIPE investors and not in fair value.

Total net funds raised from the SPAC Transaction, after redemptions, and the private placement equalled approximately NIS 182 million. (which 8 million NIS of those still needs to be received and currently presented in Other receivables).

Since Subversive was not be considered a business, as defined by IFRS 3, the SPAC transaction was accounted for as a share-based payment transaction within the scope of IFRS.

On April 23, 2021, the Company shares were listed on the TSX and the first trade of the common shares on the TSX occurred on April 26, 2021

	B.	In January 2021, the Company engaged, through Cannolam, in an Agreement to purchase pharmacies located in Ashdod and Herzliya.

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Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 3 -	Significant Transactions and Events During the Reporting Period (cont.)

	C.	On January 26, 2021, the Company published an outline of options for Company employees and officers, including an offer of up to 4,303,356 unlisted options, exercisable into up to 4,303,356 ordinary Company shares with no par value (hereinafter: the “Options”), which are offered in accordance with the 2015 options plan, to employees and officers of the Company and/or of the subsidiary Canndoc. The options in accordance with the outline were allocated on March 15, 2021. (grant date)

The fair value of the option at the grant date was NIS 5.095 and the options will be vested at 16 equal quarters in 4 years, beginning on the day of the grant.

	D.	On April 1, 2021, the general assembly approved an increase of the Company’s registered capital and a reverse split of the issued capital of the Company at the ratio of 1:4.44926 so that the Company’s issued shares subsequent to the reverse split is 27,021,100.

The capital consolidation was effectuated on April 8, 2021.

In accordance with the requirements of IAS 33 – Earnings per share, the denominators for the nine- and three-month periods ended September 30, 2020, and the year ended December 31, 2020, were retrospectively adjusted to reflect the reverse split.

The impact of the capital consolidation is also included in Note 21 of the 2020 financial statements

	E.	On April 27, 2021, the Company issued to Mr. Alexander Rabinovich, CEO, 224,756 options to purchase 224,756 ordinary shares of Intercure. The options were granted following the General Assembly from August 2019 as part of Canndoc acquisition transaction and as approved by the Company’s general assembly on April 1, 2021 as part of the Transaction. On September 2, 2021 Mr. Alexander Rabinovich exercised 2,150,919 options to ordinary shares of Intercure. In addition, during September 2021, Mr. Alexander Rabinovich purchased in the open market 423,501 ordinary shares of Intercure.

	F.	On August 31, 2021, the Company issued options for Company employees, officers and advisors 340,170 unlisted options, exercisable into up to 340,170 ordinary Company shares with no par value (hereinafter: the “Options”), The fair value of the option at the grant date was NIS 9.376 and the options will be vested at 16 equal quarters in 4 years, beginning on the day of the grant.

	G.	On September 1, 2021, the Company shares were listed and the first trade of the ordinary shares on the Nasdaq Global Market under the ticker symbol “INCR”.

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Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 4 -	Business combinations

During ther period, the Company completed 2 non-material acquisitions:

	A.	In May 18, 2021, the Company acquired “Pharma-Zone”, business of 2 pharmacies and licensed trading house located in Raanana.

	B.	In June 3, 2021, the Company acquired, through Cannolam, 51% of “Kineret” pharmacy located in Kfar Saba.

	C.	On July 6, 2021, the Company engaged, in an Agreement to purchase, through Cannolam, “Green-Zone” pharmacy located in Yokneham.

	D.	On July 6, 2021, the Company engaged, in an Agreement to purchase “Green-Log” wholeseller located in Yokneham.

	E.	On August 5, 2021, the Company engaged, in an Agreement to purchase “My Club” pharmacy located in Em Haderech.

	F.	On August 8, 2021, the Company engaged, in an Agreement to purchase 51% of “Club Pharm Shely” pharmacy located in Binyamina.

	G.	On august 11, 2021, the company engaged, in an agreement to purchase all 3 pharmacies (“max pharm rishon”, “max pharm holon” and another one in petach) and consulting center from cannomed. All of the pharmacies acquired are licenced to sell medical cannabis. petah tikva pharmacy is in the process of getting licensed.

The initial accounting for the business combinations is incomplete because the acquisitions occurred shortly before the end of the period and thus we are still obtaining the information necessary to identify and measure items such as intangible assets. Accordignly, the amounts recognized in our financial statements for these items are regarded provisional as at September 30, 2021.

Note 5 – Cultivating facilities

Canndoc has partnered with Kibbutz Beit HaEmek and Kibbuutz Nir-Oz (the “Kibbutzim”) for the purpose of breeding, cultivating and harvesting of pharmaceutical-grade cannabis.

Canndoc has entered the ‘Northern Kibbutz Partnership Agreement’ with Kibbutz Beit HaEmek in May 2015 and since then, its activities are not conducted through a separate legal entity. Canndoc is responsible for establishing all the facilities of the activity in the premises of Kibbutz Beit HaEmek required for the manufacturing and for conducting all the operational activities. Canndoc is the owner of all the facilities and equipment required for the manufacturing and the operations of this agreement are carried out by Canndoc’s employees.

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Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 5 – Cultivating facilities (cont.)

In Kibbutz Beit HaEmek, as of September 30, 2021 the Company had approximately NIS 10 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 2 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 3 million and generated a net loss of approximately NIS 1 million (30% of these results is attributable to Kibbutz Beit HaEmek).

In Kibbuutz Nir-Oz, as of September 30, 2021 the Company had approximately NIS 45 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 10 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 10 million and generated a net loss of approximately NIS 2 million (26% of these results is attributable to Kibbutz Nir-Oz).

For additional details please see the company annual financial report note 1.

Note 6 - Inventory

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	September 30	December 31
	2021	2020
	NIS in thousands
Finished goods	31,210	7,640
Goods in process and dried inflorescence	16,443	11,409
Total inventory	47,653	19,049

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Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 7 - Biological Assets

The Company measures biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	September 30	December 31
	2021	2020
	NIS in thousands
Balance as of January 1	3,153	1,145
Costs of growing medical cannabis plants	21,027	10,450
Change in fair value less selling costs	3,892	3,202
Transfer to inventory	(24,014)	(11,644)
Balance at end of the period	4,058	3,153

Disclosure regardingassumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptionused:

	September 30	December 31
	2021	2020
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	1.6	2.1
Estimated net selling price (NIS per gram) (2)	12-19	12-19
Estimated ratio of products which will be sold as inflorescence (in percent) (3)	85%	85%
Estimated ratio of products which will be sold as oil (in percent) (3)	15%	15%
Estimated growing cycle length (in weeks) (4)	13-15	13-15
Estimated growing cycle completion rate (in percent) (5)	15%	15%
Proportion of plants which do not reach the harvesting stage	8%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future ratio of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

17

Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 7 - Biological Assets (cont.)

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	September 30	December 31
	2021	2020
	NIS in thousands
Change of average selling price	406	315
Change of proportion of oil products	21	27
Change of proportion of plants which do not reach harvest	(179)	(394)

Note 8 - Investments in Financial Assets Measuredat Fair Value Through Profit or Loss

A.	As of September 30, 2021 and as of December 31, 2020, the company holds 3,840,617 shares of XTL biopharmaceuticals ltd. (hereinafter: “XTL”).

	September 30	December 31
	2021	2020
	NIS in thousands
Balance as of January 1,	376	177
Changes in fair value carried to the statement of income	139	199
Balance as of September 30,	515	376

B.	The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	September 30	December 31
	2021	2020
	NIS in thousands
Fair value of the investment in Regenera	-	-
Fair value of the investment in Novellus	3,617	3,141
	3,617	3,141

18

Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 9 - Operating segment data

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations and other	Total

Nine months ended September 30, 2021
External revenue	139,976	-	-	139,976
Segment profit (loss)	29,010	333	-	29,343

General and administrative expenses not attributable to segments				(8,807)
Other expenses, net				(1,401)
Operating Profit				19,135

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations and other	Total

Nine months ended September 30, 2020
External revenue	37,941			37,941
Segment profit (loss)	6,331	(39,845)	450	(33,064)

General and administrative expenses not attributable to segments				(9,158)
Other expenses, net				(3,632)
Operating loss				(45,854)

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations and other	Total

Three months ended September 30, 2021
External revenue	61,695	-	-	61,695
Segment profit (loss)	9,731	8	-	9,739

General and administrative expenses not attributable to segments				(3,506)
Other expenses, net				(1,692)
Operating Profit				4,541

19

Intercure Ltd.

Notes to Interim Condensed Consolidated Financial Statements

Note 9 - Operating segment data (cont.)

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations and other	Total

Three months ended September 30, 2020
External revenue	22,497			22,497
Segment profit (loss)	6,091	(541)	90	5,640

General and administrative expenses not attributable to segments				(2,758)
Other expenses, net				(505)
Operating Profit				2,377

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations and other	Total

Year ended December 31, 2020
External revenue	65,035	-	-	65,035
Segment profit (loss)	14,250	(37,195)	-	(22,945)

General and administrative expenses not attributable to segments				(10,892)
Other expenses, net				(4,563)
Operating loss				(38, 400)

Segment assets	124,759	3,517	197,994	326,270
Segment liabilities	23,935	-	10,227	34,162

Note 10 - Subsequent events:

A.	On October 20, 2021, the Company engaged, in an Agreement to purchase 51% of “Maayan Haim” pharmacy located in Bet Dagan which have a licensed to sell medical cannabis.

- - - - - - - - - - - -

20